UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

February 10, 2020

(Date of Report (Date of earliest event reported))

AHP Servicing LLC

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	32-0536439 (IRS Employer Identification Number)
440 S. LaSalle Street Suite 110 Chicago, Illinois (Address of principal executive offices)	60605 (Zip Code)

(866) 247-8326
Registrant’s telephone number, including area code

Series A Preferred Stock
(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Loan to Affiliate.

On October 2, 2019, the Company amended the arrangement including an “Amended and Restated Unsecured Line of Credit Promissory Note” (the “Note”), pursuant to which it agreed to lend up to $2,000,000 to American Homeowner Preservation 2015A+, LLC, a Delaware limited liability company. American Homeowner Preservation 2015A+, LLC is an affiliate of the Company. The available line of credit was increased to $3,000,000.

On January November 7, 2019, the Note was further amended to reflect an increase in the available line of credit to $4,200,000. The balance due on the Note is currently $4,120,000.00. A copy of the Note, as currently in force, is attached hereto as Exhibit 1U-6O.

Service Contract.

On January 8, 2020, the Company entered into a contract with Black Knight Technologies, LLC to use Black Knight servicing technology in the Company’s loan administration operations. The term of the contract is 10 years. A copy of the contract is attached hereto as Exhibit 1U-6P.

Changes to Directors, Officers, and Significant Employees.

On December 9, 2019, the Company appointed Craig Lindauer to be Chief Financial Officer, replacing Jeremiah Kaye, who is no longer employed by the Company. Several other new hires were added as key employees: Robert Camerota, Vice President; Barry Owens, Vice President; and Suzanne McClelland, Senior Director of Contract Procurement.

The work history and related information of the new employees are set forth in the following revised “DIRECTORS, OFFICERS, AND SIGNIFICANT EMPLOYEES”:

DIRECTORS, OFFICERS, AND SIGNIFICANT EMPLOYEES

Names, Ages, Etc.

Name	Position	Age	Term of Office	Approximate Hours Per Week If Not Full Time
Directors and Executive Officers
Jorge Newbery	Chief Executive Officer and Director of the Company	54	Mr. Newbery will remain in office until he resigns or is removed	Full Time
Renee Giannos	Chief Operating Officer	52	Ms. Giannos serves on an “at-will” basis.	Full Time
Craig Lindauer	Chief Financial Officer	60	Mr. Lindauer serves on an “at-will” basis.	Full Time

2

Echeverria Kelly	Director	51	Ms. Kelly will remain in office until she resigns or is removed	(Director)
Kenny Daniel	President	58	Mr. Daniel serves on an “at-will” basis.	20 Hours
Significant Employees
Charles King	Vice President, Chief Compliance Officer	33	Mr. King serves on an “at-will” basis.	Full Time
Leta McLaughlin	Director of Business Development	54	Ms. McLaughlin serves on an “at-will” basis.	20 Hours
Robert Camerota	Vice President	62	Mr. Camererota serves on an “at-will” basis.	Full Time
Barry Owens	Vice President	53	Mr. Owens serves on an “at-will” basis.	Full Time
Patrick McLaughlin	Vice President	__	Mr. McLaughlin serves on an “at-will” basis.	Full Time
Suzanne McClelland	Senior Director of Contract Procurement	54	Ms. McClelland serves on an “at-will” basis.	Full Time

a.   Business Experience

Mr. Newbery

CEO, and Director

Jorge Newbery founded American Homeowner Preservation, LLC in 2008 as a nonprofit organization with a mission of keeping families at risk of foreclosure in their homes. In 2009, AHP transitioned to a for-profit entity, but AHP and the Company continue to operate with a dual purpose: to earn returns for Investors while seeking consensual solutions to help struggling homeowners keep their homes.

Mr. Newbery brings a wealth of real estate and mortgage experience to his role. Mr. Newbery was the President of Budget Real Estate Inc. from 1995 to 2008, where he brokered over 1,000 troubled Department of Housing and Urban Development and real estate owned properties and acquired, renovated and operated over 200 distressed multi-family, single-family and commercial properties.

By 2004, Mr. Newbery owned more than 4,000 apartment units nationwide. Then financial disaster struck in the form of an ice storm on Christmas Eve 2004 which devastated Mr. Newbery’s largest holding, the 1,100 unit Woodland Meadows complex in Columbus, Ohio. Mr. Newbery wound up in extended litigation with the insurer. Although the insurer eventually settled for $32 million, the settlement was too little, too late. Mr. Newbery lost everything and emerged $26 million in debt. The lessons learned from this experience formed the foundation for the establishment of AHP.

From 1992 to 1995, Mr. Newbery co-founded and operated Sunset Mortgage, which specialized in obtaining loans for homeowners faced with challenging credit hurdles.

3

Ms. Giannos
Chief Operating Officer

Ms. Giannos holds a Juris Doctor degree from the Whittier College School of Law and a Bachelor’s degree in Business Administration from Loyola University Chicago. Ms. Giannos is licensed to practice law in the state of Illinois.

Mrs. Giannos joined the Company in June, 2019. Ms. Giannos is responsible for the operations of the Company, including overseeing loan servicing activities related to payment processing, tax and insurance tracking, loss draft, loan onboarding, and service transfers. Ms. Giannos also oversees the resolutions team, including collection activity, loss mitigation, and litigation. Ms. Giannos directs various corporate administration and technology duties related to servicing and resolutions. Prior to joining the Company, Ms. Giannos served as Assistant General Counsel and Vice President at First Midwest Bank from 2017 to 2019. Previously, Ms. Giannos served as Senior Counsel II and Assistant Vice President at Dovenmuehle Mortgage, Inc., a national loan servicer, from 2012 to 2017. Ms. Giannos served as an attorney in various law firms for nineteen years prior to joining Dovenmuehle Mortgage, Inc.

Mr. Lindauer

Chief Financial Officer

Mr. Lindauer is the Chief Financial Officer for AHP Servicing. In his role, Craig is responsible for all aspects of the financial management of AHP, including corporate tax strategies, treasury management, corporate and mortgage accounting and investor relations. He is a results-driven leader who offers broad management, with a concentration on internal controls and strategic planning to AHP management.

Prior to joining AHP, Craig served as the Executive Vice President for Seneca Mortgage Services and its predecessors for 15 years. Craig has more than 30 years in the mortgage servicing industry, with a substantial focus on the financial sectors. Craig is adept with the Black Knight Mortgage Servicing platform, which AHP is converting to, in order to increase the company's efficiencies and superior customer service. Craig is a graduate of Canisius College with a bachelor’s degree in accounting.

Mr. King

Chief Compliance Officer

Mr. King holds a Juris Doctor degree from the University of Michigan Law School and a Bachelor of the Arts degree in political science from the University of Iowa. Mr. King is licensed to practice law in the state of Illinois.

Mr. King joined the Company in April 2018 as Vice President and Chief Compliance Officer. Prior to joining the Company, Mr. King worked at Dovenmuehle Mortgage, Inc. from January 2012 to April 2018. Mr. King served in a variety of capacities, including Staff Attorney in Dovenmuehle's corporate Legal Department where he advised on a range of legal issues, with a focus on licensing and state regulatory compliance issues.  He previously served as the Assistant Manager of the Default Litigation Department, Assistant Manager of Dovenmuehle's Attorney Oversight Department, Compliance Associate, and Default Litigation Specialist.

Ms. Kelly

Director

Ms. Kelly earned her BA from Claremont McKenna College and her MS from the University of Illinois at Urbana-Champaign.

Ms. Kelly is a principal and minority owner of Neighborhoods United, LLC, which owns the majority of the Common Stock of the Company. Ms. Kelly contributed to American Homeowner Preservation LLC since its founding, most recently as Chief Operating Officer from September 2013 through March 2018.

4

Kenny Daniel

President

Mr. Daniel earned his BS from Auburn University. Mr. Daniel also attended the Mortgage Bankers Association School of Mortgage Banking.

Mr. Daniel joined the Company in September 2019 as President and is focused on the growth of the Company including leading government, agency and industry relations. Prior to joining the Company, Mr. Daniel, from 2005 to 2019, was the Chief Operations Officer and Chief Strategy Officer for various national and regional real estate law firms. From 1997 to 2005, Mr. Daniel served as Director of Servicing and Risk Management of Fannie Mae’s Eastern Business Center.

Leta McLaughlin

Director of Business Development

Mrs. McLaughlin Leta earned her bachelor's degree in journalism from California State University, Long Beach.

Mrs. McLaughlin joined the Company in September 2019 as Director of Business Development. Prior to joining the Company, from 2014 to 2019, Mrs. McLaughlin was the Director of Business Development for RockTop Partners and Ursus Holdings, where she sourced both buyers and sellers of residential loan portfolios, including financial institutions, mortgage companies, and private equity funds. Previously, Mrs. McLaughlin sold residential real estate in Northern California and worked in corporate private investigations.

Mr. Camerota

Vice President

Mr. Camerota joined AHP Servicing as Vice President in January 2020. Mr. Camerota is part of our Executive Leadership team; he specializes in Loan Origination. Mr. Camerota has been in the mortgage industry for over 30 years now. His is well known for his incredible expertise and remarkable loan origination process, along with his vast knowledge of mortgage operations.

Prior to joining AHP, Robert was the Senior Vice President at GMAC ResCap where he was head of mortgage operations. In that role, Mr.Camerota led the planning, management and administration phases of GMAC ResCAp, Consumer Services Operations Group, managing an annual budget of $132 million, including an oversight of 1st and 2nd mortgage fulfillment for GMAC Residential Retail.

Mr. Owens

Vice President

Mr. Owens is the Vice President of AHP Servicing LLC where he is part of the company’s Executive Committee and leadership team focusing on Pre-REO and REO. Mr. Owens is dedicated to the growth of the Company and has demonstrated history of success working in the real estate industry.

Mr. Owens has over 29 years of mortgage servicing and sales experience with a history of providing technology solutions that enable operators to perform at their peak. Mr. Owens was previously Vice President of Exceleras LLC and Senior Vice President of Business Development for OrangeGrid Empowering people in progress.

5

Ms. McClelland

Senior Director of Contract Procurement

Mrs. McClelland, Senior Director of Contract Procurement has joined AHP Servicing LLC. She is focused on Government contracting and part of the leadership team. In the past 22 years Suzy has become an esteemed Owner/Broker, Mortgage Specialist, Owner, Licensed Real Estate Broker, and CEO. Suzy is highly regarded by her clients and professionals in the field.

Suzanne L. McClelland-is a creative innovator, accomplished entrepreneur offering 30 years of progressive industry experience. Specializing in government contracting, real estate brokerage, company branding, and marketing. Dedicated to maximizing business efficiency and bottom line profits with forward thinking approaches and clear focus on continuous improvement. Personal mission remains unchanged and determined to succeed while supporting the community through volunteering, mentoring and philanthropic commitment.

b.   Family Relationships

Mr. Newbery and Ms. Kelly are married. Mr. McLaughlin and Ms. McLaughlin are married. There are no other family relationships among the directors, executive officers and significant employees of the Company.

MBE Certification

On December 16, 2019, the Company was nationally certified as a qualifying Minority Business Enterprise by the Chicago affiliate of the National Minority Supplier Development Council, Inc. This recognition as an MBE is expected to enhance opportunities for business with certain private enterprises and governmental agencies who seek to increase business activity with MBEs.

6

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on February 10, 2020.

AHP SERVICING, LLC

By	/s/ Jorge P. Newbery
Jorge P. Newbery, Chief Executive Officer

DATED: February 10, 2020

7